APEX RESOURCES INC.

Alytaus g. 100 - Varena, Lithuania

Telephone (775) 253-3921

July 5, 2016

Ms. Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C.20549

Re:	Apex Resources Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed May 20, 2016 File No. 333-207109

Dear Ms. Peyser,

We appreciate your continued review of our Registration Statement on Form S-1. Based upon your comments we have further amended the Registration Statement and provide the following information in response to your comments:

Registered Public Company Accountant's Independent Opinion Report, page F-1

1.

Your audit report indicates that the financial statements are in complete conformity with International Financial Reporting Standards (IFRS). However, footnote 1 to your audited financial statements on page F-6 states that the financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States. Please reconcile and correct as appropriate.

The auditor has provided a corrected report.

2.	We note the going concern qualification by your predecessor auditor. Considering your disclosures throughout the filing indicate that your auditor has issued a going concern opinion, please have your auditor update his audit report to include a going concern qualification or explain to us why the successor audit report does not include such language.

The auditor has provided a corrected report.

Notes to the Financial Statements

Development Stage Entity, page F-7

3.

Even though you disclose that you adopted ASU 2014-10, we note that your financial statements indicate that you are a development stage entity and your interim financial statements present inception to date figures. Please revise your filing as necessary to address this apparent inconsistency.

The filing has been revised to correct the inconsistency.

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APEX RESOURCES INC.

Alytaus g. 100 - Varena, Lithuania

Telephone (775) 253-3921

Revenue Recognition, page F-8

4.	We have reviewed your response to comment 3. Since it appears your suppliers are responsible for fulfillment and ultimate acceptability of customer orders and you merely assist your clients with ordering and returning the products from the suppliers, explain to us in further detail how you concluded you are the primary obligor. In doing so, address the following items:

Summarize for us the key terms and conditions of your sales contracts and provide us with a sample of a typical sales contract with your customers. Also, explain to us how amounts due to suppliers for product purchases are determined. For example, specify if you pay suppliers a percentage of the customer sales price you receive or if such purchases are negotiated independently of amounts billed to customers.

We do not currently utilize sales contracts with our customers. We invoice them for the products they wish to purchase. In the future as we are able to attract more customers we may implement sales orders/contracts with our customers. Our suppliers have set prices for their merchandise based on quantity, etc. We pay the supplier their price and then mark that up to our customer. All prices are negotiated independently of amounts billed to customers.

Walk us through the steps of a typical product sale and return transaction from start to finish. In regards to the sales side, demonstrate how customers are found, how customer orders are initiated, how product specifications are handled, and how suppliers are selected. Explain if customers are aware of the specific supplier selected and if the customer has any contact with the supplier at any point. In regards to the returns side, explain how customer returns are initiated and clarify if customers contact you, the supplier, or both parties, when conducting a return. Clarify if you bear any costs related to product returns.

Currently our director contacts potential customers by phone and email, we find them on internet, and offer them our product and if they want to order, we send them our invoice. Customers receive our product specification over the phone and we agree on what they want us to deliver. Suppliers were selected in the beginning, based on price and quality of merchandise. Our supplier contracts are included as exhibits in the S-1. Customers are not aware of the specific supplier and have no contact with them. We have had no returns to date but if needed the customer would call us and ask for return, we would pick up from their location and return merchandise to supplier for replacement. If there are any costs associated with the return that the supplier does not cover we would be responsible for those costs.

Your response indicates you believe that you are legally responsible for product fulfillment. However, in substance, it would appear your supplier is responsible for delivery and acceptability of the product since you have no return risk. In this regard, clarify whether your supplier is also legally responsible for fulfillment.

Though we have had no returns to date, we will coordinate all aspects of a return. Returns would be primarily for defective merchandise that would be replaced by the supplier. It is our responsibility to make sure the customer is completely satisfied with the merchandise.

Please provide to us any marketing materials you rely on to sell your products. An example of your marketing material would facilitate our review.

We have not created any marketing materials to date because of the cost. We do have pictures and specifications in various Excel file formats which we can share with the potential customer. We have attached a copy of one of those files with this letter.

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APEX RESOURCES INC.

Alytaus g. 100 - Varena, Lithuania

Telephone (775) 253-3921

Part II - Information Not Required in Prospectus

Exhibits and Financial Statement Schedules, page 44

5.	Please include the letter from KCC & Associates that you reference on page 40 as an exhibit to the registration statement. For guidance, please refer to Item 601(b)(16) of Regulation S-K.

The letter has been included as Exhibit 16.

The company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tadas Dabasinskas

Tadas Dabasinskas

President and Chief Executive Officer

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Model No.	Sample	Glass thickness	Glass color	Dimension(mm)	Dimension(mm)
				Shower door	shower tray
S242		5mm	clear	(800+800)X1850 (900+900)X1850	(800+800)X50 (900+900)X50
		6mm	clear	(800+800)X1850 (900+900)X1850	(800+800)X50 (900+900)X50
S421		5mm	clear	(900+900)x1850 (1000+1000)x1850	(900+900)X140 (1000+1000)X140
		6mm	clear	(900+900)x1850 (1000+1000)x1850	(900+900)X140 (1000+1000)X140
S542		5mm	clear	(760+760)X1850 (800+800)X1850 (900+900)X1850	(760+760)X50 (800+800)X50 (900+900)X50
		6mm	clear	(760+760)X1850 (800+800)X1850 (900+900)X1850	(760+760)X50 (800+800)X50 (900+900)X50
S121		5mm 6mm	clear	Customized	Customized (marble line base)
S142		5mm 6mm	clear	Customized	Customized (marble line base)

4

L242	5mm	clear	(800+800)X1850 (900+900)X1850	(800+800)X50 (900+900)X50
	6mm	clear	(800+800)X1850 (900+900)X1850	(800+800)X50 (900+900)X50
L542	5mm	clear	(760+760)X1850 (800+800)X1850 (900+900)X1850	(760+760)X50 (800+800)X50 (900+900)X50
	6mm	clear	(760+760)X1850 (800+800)X1850 (900+900)X1850	(760+760)X50 (800+800)X50 (900+900)X50
L531	5mm	clear	(800+1200)X1850 (1200+800)X1850	(800+1200)X50 (1200+800)X50
	6mm	clear	(800+1200)X1850 (1200+800)X1850	(800+1200)X50 (1200+800)X50
Z524	5mm	clear	(760+760)X1850 (800+800)X1850 (900+900)X1850	(760+760)X50 (800+800)X50 (900+900)X50
	6mm	clear	(760+760)X1850 (800+800)X1850 (900+900)X1850	(760+760)X50 (800+800)X50 (900+900)X50
Z114	5mm 6mm	clear	Customized	Customized (marble line base)

5

P425	6mm	clear	(760+760)X1850 (800+800)X1850 (900+900)X1850	(760+760)X50 (800+800)X50 (900+900)X50
P525	6mm	clear	(760+760)X1850 (800+800)X1850 (900+900)X1850	(760+760)X50 (800+800)X50 (900+900)X50
P524	6mm	clear	(760+760)X1850 (800+800)X1850 (900+900)X1850	(760+760)X50 (800+800)X50 (900+900)X50
P334	6mm	clear	(900+900)x1850	(900+900)x140
P114	6mm	clear	Width:600~900 Height: 1300~1600	Without

6

P124	6mm	clear	Width:800~1000 Height: 1300~1600	Without
M242	6mm	clear	(900+900)X1850	(900+900)X50
M421	6mm	clear	(900+900)X1850	(900+900)X140
M531	6mm	clear	(800+1200)X1850 (1200+800)X1850	(800+1200)X50 (1200+800)X50
M541	6mm	clear	(800+1200)X1850 (1200+800)X1850	(800+1200)X50 (1200+800)X50
M731	6mm	clear	(800+1200)X1850 (1200+800)X1850	(800+1200)X140 (1200+800)X140
M741	6mm	clear	(800+1200)X1850 (1200+800)X1850	(800+1200)X140 (1200+800)X140

7

M642	6mm	clear	(800+1200)X1850 (1200+800)X1850	(800+1200)X140 (1200+800)X140
M121	6mm	clear	Customized	Customized (marble line base)
M142	6mm	clear	Customized	Customized (marble line base)
U531	8mm	clear	(1200+800)X1850 (900+900)X1850	(1200+800)X50 (900+900)X50
U242	8mm	clear	(900+900)X1850	(900+900)X50

8

U121	8mm	clear	Customized	Customized (marble line base)
U142	8mm	clear	Customized	Customized (marble line base)
B334	8mm	clear	(900+900)x1850	(900+900)x140
B534	8mm	clear	(800+800)X1850 (900+900)X1850 (1200+800)X1850	(800+800)X50 (900+900)X50 (1200+800)X50
B124	8mm	clear	Customized	Customized (marble line base)

9

N334	8mm	clear	(900+900)x1850	(900+900)x140
N534	8mm	clear	(800+800)X1850 (900+900)X1850 (1200+800)X1850	(800+800)X50 (900+900)X50 (1200+800)X50
N124	8mm	clear	Customized	Customized (marble line base)
N134	8mm	clear	Customized	Customized (marble line base)
D534	8mm	clear	(800+800)X1850 (900+900)X1850 (1200+800)X1850	(800+800)X50 (900+900)X50 (1200+800)X50
D124	8mm	clear	Customized	Customized (marble line base)
D134	8mm	clear	Customized	Customized (marble line base)

10

D145	8mm	clear	Customized	Customized (marble line base)
WI01	8mm	clear	900x1850 1000x1850	Without
WI02	6/8mm	clear	(900+1400)X1850 (1400+900)X1850	(900+1400)X50 (1400+900)X50
WI05	8MM	clear	800x2200	with stainless steel shower column
F-324N	6MM	Clear	(900+1400)X1850 (1400+900)X1850	(900+1400)X60 (1400+900)X60

11

F-324	6mm	clear	(900+1400)X1850 (1400+900)X1850	(900+1400)X60 (1400+900)X60
F-325 (With shower panel)	6mm	clear	(900+1400)X1850 (1400+900)X1850	(900+1400)X60 (1400+900)X60
F-328 (With shower panel)	6mm	clear	(950+1500)X1850 (1500+950)X1850	(950+1500)X60 (1500+950)X60
Y534	8mm	clear	(800+1200)X1850 (1200+800)X1850	(800+1200)X50 (1200+800)X50
Y334	8mm	clear	(900+900)x1850	(900+900)x140

12

A542	8mm	clear	(800+1200)X1850 (1200+800)X1850	(800+1200)X50 (1200+800)X50
A132	8mm	clear	Customized (3 door linkage sliding)	Customized (marble line base)
F122	8mm	clear	Customized (2 door alternate sliding)	Customized (marble line base)
C121	8mm	clear	Customized (big brass wheels on top sliding)	Customized (marble line base)
C142	8mm	clear	Customized (big brass wheels on top sliding)	Customized (marble line base)

13